

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2022

Peter Altabef
Chair and Chief Executive Officer
Unisys Corporation
801 Lakeview Drive
Blue Bell, Pennsylvania 19422

> **Re: Unisys Corporation**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 22, 2022**
> **File No. 001-08729**

Dear Mr. Altabef:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology